

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 14, 2009

Mr. Yossi Ben Shalom
Chairman of the Board of Directors
Pointer Telocation Limited
14 Hamelacha Street
Rosh Haayin 48091, Israel

> **RE:** **Pointer Telocation Limited**
> **Form 20-F for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 1-13138**

Dear Mr. Shalom:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets, page 62</u>

1.   We note on page 105 that you state that the majority of your revenue is generated in or liked to the U.S. dollars. However on page 26 you state a majority of your revenues are denominated in NIS because your Shagrir subsidiary whose revenues are mainly in NIS, account for approximately $70% of you revenues in 2008. Please clarify. In addition we note your statement on page 62 which states that "due to the acquisition of Shagrir, our business in Israel currently accounts for the majority of our business and revenue. The business in Israel,… are denominated in NIS. On the other hand, the majority of Cellocator revenue are generated in U.S. dollars while part of the expenses such as raw materials are mainly in U.S. dollars and part of the expenses such as labor and rental are in NIS." Furthermore, on page 26 you state that 74% of your total loans and credit facilities are also denominated in NIS. In this regard, tell us how determined that the U.S. dollar is your functional currency. Refer to your basis in accounting literature.

Note 2: Significant Accounting Policies, page F-12

p. Data related to options to purchase the Company shares:, page F-17

2.   We note on page F-36 that you accelerated the vesting of your stock options, modified the exercise price, and extended the exercise period after a resignation. We also note that you use the simplified method to estimate the term for the stock option grants. Tell us how you determined that your stock options were "plain vanilla" and the simplified method was appropriate in accordance with SAB 107 and SAB 110.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Sharon Virga, Senior Staff Accountant at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director